UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62233 / June 7, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13834

In the Matter of

BFA Liquidation Trust,
Big Dog Partners, Inc.,
Big Fun Toys, Inc.,
Billy Dead, Inc.,
Biltmore Vacation Resorts, Inc.
(n/k/a Absolutesky, Inc.),
BioImmune, Inc.,
BioSecure Corp.,
Brazos Sportswear, Inc.
(n/k/a Marinas International, Inc.),
Bridge Technology, Inc.,
BrightCube, Inc., and
B.U.M. International, Inc.,

Respondents.

ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO BRIGHTCUBE, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by BrightCube, Inc. ("BrightCube" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 24, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to BrightCube, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1. BrightCube (CIK No. 1086722) is a Nevada corporation located in The Villages, Florida. At all times relevant to this proceeding, the securities of BrightCube have been registered with the Commission under Exchange Act Section 12(g). As of March 18, 2010, BrightCube's stock (symbol "BRCU") was traded on the over-the-counter markets.

2. BrightCube has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports in a timely fashion since it filed a Form 10-QSB/A for the period ended June 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to BrightCube, Inc. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

BrightCube, Inc.
525 Inner Circle
The Villages, FL 32162

Stuart Reed, Esq.
Law & Mediation, LLC
3595 Sheridan Street, Suite 202
Hollywood, FL 33021
(Counsel for Respondent)